UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

K&F Industries Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

482241 10 6

(CUSIP Number)

Ronald H. Kisner, K&F Industries Holdings, Inc., 50 Main Street, White Plains, New York  10606, 914-448-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482241106

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Aurora Equity Partners II L.P., a Delaware limited partnership (I.R.S. #95-4678476), together with its general partner Aurora Capital Partners II L.P., a Delaware limited partnership (I.R.S. #95-4678477), together with its general partner Aurora Advisors II LLC, a Delaware limited liability company (I.R.S. #95-4678475)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,260,350

	8.	Shared Voting Power 9,496,998

	9.	Sole Dispositive Power 3,260,350

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,757,348

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 32.2%

14.	Type of Reporting Person (See Instructions) PN, PN, OO

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Aurora Overseas Equity Partners II, L.P., a Cayman Islands limited partnership, together with its general partner Aurora Overseas Capital Partners II, L.P., a Cayman Islands limited partnership, together with its general partner Aurora Overseas Advisors II, LDC, a Cayman Islands exempt limited duration company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,369

	8.	Shared Voting Power 9,496,998

	9.	Sole Dispositive Power 43,369

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,540,367

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 24.1%

14.	Type of Reporting Person (See Instructions) PN, PN, OO

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Aurora Equity Partners III L.P., a Delaware limited partnership (I.R.S. #43-2058135), together with its general partner Aurora Capital Partners III L.P. (I.R.S. #43-2058134), a Delaware limited partnership, together with its general partner Aurora Advisors III LLC, a Delaware limited liability company (I.R.S. # 43-2058133)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,021,280

	8.	Shared Voting Power 9,496,998 (inclusive of 265,362 shares owned of record by K&F Equity Partners, L.P. and subject to the voting agreement)

	9.	Sole Dispositive Power 8,286,642 (dispositive power with respect to 265,362 of such shares is held only by Aurora Advisors III LLC in its capacity as the general partner of K&F Equity Partners, L.P.)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,518,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 44.3%

14.	Type of Reporting Person (See Instructions) PN, PN, OO

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Aurora Overseas Equity Partners III, L.P., a Cayman Islands general partnership, together with its general partner Aurora Overseas Capital Partners III, L.P., a Cayman Islands general partnership, together with its general partner Aurora Overseas Advisors III, LDC, a Cayman Islands exempt limited duration company.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 105,704

	8.	Shared Voting Power 9,496,998

	9.	Sole Dispositive Power 105,704

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,602,702

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 24.3%

14.	Type of Reporting Person (See Instructions) PN, PN, OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K&F Equity Partners, L.P. (I.R.S. #20-2465183)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 265,362

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,362

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard R. Crowell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,927,701

	9.	Sole Dispositive Power 87,621

	10.	Shared Dispositive Power 11,696,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,927,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 52.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald L. Parsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,927,701

	9.	Sole Dispositive Power 87,621

	10.	Shared Dispositive Power 11,696,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,927,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 52.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John T. Mapes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,927,701

	9.	Sole Dispositive Power 9,262

	10.	Shared Dispositive Power 11,696,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,927,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 52.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.01 par value (the “Common Stock”), of K&F Industries Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 50 Main Street, White Plains, New York  10606.

Item 2.	Identity and Background
This Schedule 13D is being filed by:
1)

Aurora Equity Partners II L.P. (“AEPII”), is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of AEPII is ACPII (defined below), whose general partner is AAII (defined below).

2)

Aurora Capital Partners II L.P. (“ACPII”), is a Delaware limited partnership which principal business is that of general partner of AEPII located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The managing director of ACPII is AAII. The limited partners of ACPII are Messrs. Richard R. Crowell (“Crowell”), Gerald L. Parsky (“Parsky”), John T. Mapes (“Mapes”), Richard K. Roeder (“Roeder”) and Mark C. Hardy (“Hardy”).

3)

Aurora Advisors II LLC (“AAII”), is a Delaware limited liability company which principal business is that of general partner of ACPII located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Crowell and Parsky are the sole managers and voting members of AAII.

4)

Aurora Overseas Equity Partners II, L.P. (“AOEPII”), is a Cayman Islands exempted limited partnership which principal business is that of a private investment partnership located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOEPII is AOCPII (defined below), whose general partner is AOAII (defined below).

5)

Aurora Overseas Capital Partners II, L.P. (“AOCPII”), is a Cayman Islands exempted limited partnership which principal business is that of general partner of AOEPII located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOCPII is AOAII (defined below), and the limited partner of AOCPII is ACPII.

6)

Aurora Overseas Advisors II, LDC (“AOAII”), is a Cayman Islands exempted limited duration company which principal business is that of general partner of AOCPII located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Cayman Islands, B.W.I. Crowell and Roeder are the sole managers of AOAII. The sole shareholders of AOAII are AAII and Aurora Advisors Inc. For information with respect to the identity and principal occupation of each executive officer of Aurora Advisors Inc. (“AAI”), see Schedule A attached hereto and incorporated by reference herein.

7)

Aurora Equity Partners III L.P. (“AEPIII”), is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of AEPIII is ACPIII (defined below), whose general partner is AAIII (defined below).

8)

Aurora Capital Partners III L.P. (“ACPIII”), is a Delaware limited partnership which principal business is that of general partner of AEPIII located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of ACPIII is AAIII. The managing directors of ACPIII are Crowell, Parsky, Mapes, Roeder and Hardy.

9)

Aurora Advisors III LLC (“AAIII”), is a Delaware limited liability company which principal business is that of general partner of ACPIII located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Crowell, Mapes and Parsky are the sole managers and voting members of AAIII.

10)

Aurora Overseas Equity Partners III, L.P. (“AOEPIII”), is a Cayman Islands exempted limited partnership which principal business is that of a private investment partnership located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, B.W.I. AEPII, AOEPII, AEPIII and AOEPIII are hereinafter referred to as the “Aurora Partnerships.” The general partner of AOEPIII is AOCPIII (defined below), whose general partner is AOAIII (defined below).

11)

Aurora Overseas Capital Partners III, L.P. (“AOCPIII”), is a Cayman Islands exempted limited partnership which principal business is that of general partner of AOEPIII located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOCPIII is AOAIII, and the limited partner of AOCPIII is ACPIII.

12)

Aurora Overseas Advisors III, LDC (“AOAIII”), is a Cayman Islands exempted limited duration company which principal business is that of general partner of AOCPIII located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Cayman, Cayman Islands, B.W.I. Crowell and Mapes are the sole managers of AOAIII. The sole shareholders of AOAIII are AAII and AAIII.

13)

K&F Equity Partners, L.P. (“KFE”), is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of KFE is AAIII.

14)

Richard R. Crowell (“Crowell”), is a United States citizen whose primary occupation is as a managing director of the investment firm Aurora Capital Group (“ACG”) located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Crowell, in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

15)

Gerald L. Parsky (“Parsky”), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Parsky in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

16)

John T. Mapes (“Mapes”), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Mapes, in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

Each of the above individuals and entities enumerated in items 1-16 are collectively referred to herein as the “Reporting Persons.”  Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule A are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons acquired the securities reflected herein using working capital and/or available cash.

Item 4.	Purpose of Transaction

The Reporting Persons intend to review on a continuing basis their investment in the Issuer.  The Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

In the Issuer’s prospectus filing with the Securities and Exchange Commission on August 9, 2005 pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Issuer reported of an over-allotment option (2,700,000 shares) granted to the underwriters in the initial public offering and a possible special stock dividend to be paid to pre-IPO common stockholders if, and to the extent that, such over-allotment option is not exercised.  On September 6, 2005, the underwriters exercised their over-allotment option in part, and the remaining shares were issued to pre-IPO common stockholders, including the Reporting Persons, in a special stock dividend on September 9, 2005.  Specifically, AEPII, AOEPII, AEPIII, AOEPIII, KFE, and Messrs. Crowell, Parsky and Mapes received 310,809, 4,134, 764,667, 10,077, 25,297, 8,353, 8,353 and 883 shares, respectively.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer
(a) and (b)
Background Information:

Pursuant to the Securityholders Agreement (as defined below), certain holders of shares of Common Stock have granted an irrevocable proxy to each of the Aurora Partnerships, subject to certain exceptions.  Other holders have agreed to vote their shares of Common Stock in the same manner as such Aurora Partnerships vote their shares, subject to certain exceptions.  As of September 9, 2005, 9,468,264 outstanding shares of Common Stock (the “Aurora Outstanding Voting Shares”) are subject to this agreement.  In addition, certain holders of options have granted similar rights to such Aurora Partnerships with respect to the shares covered by their options.  As of September 9, 2005, options to purchase 28,734 shares (the “Aurora Option Voting Shares,” and, together with the Aurora Outstanding Voting Shares, the “Aurora Voting Shares”) were exercisable within 60 days and thus beneficially owned by such Aurora Partnerships.

In the Issuer’s prospectus filing with the Securities and Exchange Commission on August 9, 2005 pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Issuer reported 36,885,867 shares of Common Stock outstanding after giving effect to the initial public offering of Common Stock, but without giving effect to (i) the exercise, if any, of the over-allotment option (2,700,000 shares) granted to the underwriters in the initial public offering or (ii) the special stock dividend to be paid to pre-IPO common stockholders if, and to the extent that, such over-allotment option is not exercised.  On September 6, 2005, the underwriters exercised their over-allotment option in part, and the remaining shares were issued to pre-IPO common stockholders, including the Reporting Persons, in a special stock dividend on September 9, 2005.  Therefore, there is a total of 39,585,867 shares of Common Stock outstanding as of September 9, 2005.

Interests of Reporting Persons and Others:
(1)

AEPII may be deemed to beneficially own 12,757,348 shares of Common Stock. Of this amount, 3,260,350 shares are owned of record by AEPII and AEPII has sole voting and dispositive power over such shares. The remaining 9,496,998 shares consist of Aurora Voting Shares, as to which AEPII has shared voting power. The 12,757,348 shares of Common Stock represent approximately 32.2% of the total outstanding shares of Common Stock. ACPII and AAII may be deemed to beneficially own the same securities.

(2)

AOEPII may be deemed to beneficially own 9,540,367 shares of Common Stock. Of this amount, 43,369 are owned of record by AOEPII and AOEPII has sole voting and dispositive power over such shares. The remaining 9,496,998 shares consist of Aurora Voting Shares, as to which AOEPII has shared voting power. The 9,540,367 shares of Common Stock represent approximately 24.1% of the total outstanding shares of Common Stock. AOCPII and AOAII may be deemed to beneficially own the same securities.

(3)

AEPIII may be deemed to beneficially own 17,518,278 shares of Common Stock. Of this amount, 8,021,280 shares are owned of record by AEPIII and AEPIII has sole voting and dispositive power over such shares. The remaining 9,496,998 shares consist of Aurora Voting Shares, as to which AEPIII has shared voting power. The 17,518,278 shares of Common Stock represent approximately 44.3% of the total outstanding shares of Common Stock. ACPIII and AAIII may be deemed to beneficially own the same securities, provided that AAIII also has sole dispositive power, in its capacity as general partner of KFE, over 265,362 shares, all of which are Aurora Voting Shares.

(4)

AOEPIII may be deemed to beneficially own 9,602,702 shares of Common Stock. Of this amount, 105,704 are owned of record by AOEPIII and AOEPIII has sole voting and dispositive power over such shares. The remaining 9,496,998 shares consist of Aurora Voting Shares, as to which AOEPIII has shared voting power. The 9,602,702 shares of Common Stock represent approximately 24.3% of the total outstanding shares of Common Stock. AOCPIII and AOAIII may be deemed to beneficially own the same securities.

(5)

Each of Crowell, Parsky and Mapes may be deemed to beneficially own 20,927,701 shares of Common Stock. Of this amount, 11,430,703 shares are owned of record by the Aurora Partnerships and 265,362 shares are owned of record by KFE. Crowell, Parsky and Mapes have shared voting and dispositive power over such shares. Also included in the 20,927,701 shares are 9,496,998 Aurora Voting Shares (inclusive of the 265,362 KFE shares), as to which Crowell, Parsky and Mapes have shared voting power. The 20,927,701 shares of Common Stock represent approximately 52.9% of the total outstanding shares of Common Stock.

(6)

Crowell has sole dispositive power over 87,621 shares of Common Stock. Of such shares, 69,391 shares are held in family trusts and 18,230 shares are held in an investment retirement account for Crowell. All of these shares constitute Aurora Voting Shares.

(7)

Parsky has sole dispositive power over 87,621 shares of Common Stock. Of such shares, 42,340 shares are held by Century City 1800 Partnership L.P., a limited partnership controlled by Parsky, 25,434 shares are held in an investment retirement account for Parsky and 19,847 shares are held in a family trust. All of these shares constitute Aurora Voting Shares.

	(8)	Mapes has sole dispositive power over 9,262 shares of Common Stock held in an investment retirement account for Mapes. All of these shares constitute Aurora Voting Shares.
(9)

Mr. Frederick J. Elsea, III, Chief Financial Officer of AAI, may be deemed to beneficially own 3,234 shares of Common Stock, all of which are owned of record by KFE. Mr. Elsea has no sole or shared voting or dispositive power with respect to such shares of Common Stock. All of these shares constitute Aurora Voting Shares, and represent less than 0.1% of the total outstanding shares of Common Stock.

Mr. Richard K. Roeder, Assistant Secretary of AAI, may be deemed to beneficially own 67,084 shares of Common Stock.  Of such shares, 10,805 shares are held by AEPII, 23,201 shares are held by AEPIII and 33,078 shares (3,153 shares of which were received on September 9, 2005 in the special stock dividend) are owned of record by Mr. Roeder.  Mr. Roeder has no sole or shared voting or dispositive power with respect to the shares of Common Stock held by AEPII and AEPIII but has sole dispositive power and shared voting power with respect to the 33,078 shares owned of record by Mr. Roeder.  All of these shares constitute Aurora Voting Shares, and represent less than 0.2% of the total outstanding shares of Common Stock.

(c) No transactions were made by any other Reporting Person with respect to the Common Stock in the last 60 days, other than as described above.

(d)  The right to receive distributions, and proceeds from the sale of the 8,021,280 shares, 105,704 shares, 3,260,350 shares, 43,369 shares and 265,362 shares of Common Stock held of record by AEPIII, AOEPIII, AEPII, AOEPII and KFE, respectively, is governed by their respective limited partnership agreements, and such distributions or proceeds may be made with respect to the general and limited partnership interests in such limited partnerships.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Securityholders Agreement.  AEPII, AOEPII, AEPIII, AOEPIII, and KFE and Messrs. Crowell, Parsky Mapes and Roeder are parties to that certain Securityholders Agreement, dated as of November 18, 2004, among the Issuer and certain of its stockholders, optionholders and warrantholders (as amended to date, the “Securityholders Agreement”).  Each of the securityholders party to the Securityholders Agreement (other than the Aurora Partnerships and certain co-investors) have granted an irrevocable proxy to each of the Aurora Partnerships, each of which may act alone to exercise such proxy except in certain limited circumstances.  With certain limited exceptions, each co-investor has agreed to vote its shares of Common Stock in the same manner as the Aurora Partnerships vote their respective shares of Common Stock.  Shares of Common Stock are to be released from the proxy when they are no longer owned by the stockholder party to the Securityholders Agreement or its permitted transferee or any other person that is bound by the terms of the

Securityholders Agreement.

Each of the stockholders party to the Securityholders Agreement has agreed that, without the consent of a majority in interest of the Aurora Partnerships, it will not transfer any of the Issuer’s Common Stock that would exceed the lesser of the volume limitations set forth in clauses (i), (ii) or (iii) of Rule 144(e)(1) of the Securities Act, regardless of whether such transfer or such securities are otherwise subject to Rule 144.  In addition, each of the stockholders party to the Securityholders Agreement has entered into a “lock-up” agreement in connection with the Issuer’s initial public offering in which each such stockholder has agreed not to dispose of any shares of Common Stock for the 180-day period following the date of the Issuer’s initial public offering.

All stockholders who are parties to the Securityholders Agreement are entitled to certain “piggy-back” registration rights with respect to shares of the Issuer’s Common Stock.  In addition, at any time after 6 months following the Issuer’s initial public offering, any holder or holders of more than 10% of the outstanding shares of the Issuer’s Common Stock shall be entitled to demand the registration of their shares, subject to customary restrictions.  The Issuer will bear all expenses incident to any such registrations, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder.  Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.

The foregoing summary of the Securityholders Agreement is qualified in its entirety by reference to the Securityholders Agreement (including all amendments thereto), copies of which are included as exhibits hereto and incorporated by reference.

Management Services Agreement.  The Issuer, its wholly-owned indirect subsidiary, K&F Industries, Inc., and Aurora Management Partners LLC, an affiliate of the Aurora Partnerships, are parties to that certain Amended and Restated Management Services Agreement dated as of August 12, 2005 (the “Management Services Agreement”).  The Management Services Agreement provides Aurora Management Partners with a right of first refusal to provide the Issuer with management and financial advisory services in exchange for mutually agreeable compensation (which will be 2% of the transaction consideration (including debt assumed and current assets retained) if an alternative amount is not expressly agreed upon).  This right of first refusal will terminate when Aurora Management Partners or its affiliates directly or indirectly hold less than 5% of the Issuer’s Common Stock.

The Issuer has agreed to indemnify Aurora Management Partners and its partners, members, officers, employees, agents and affiliates and the stockholders, partners, members, affiliates, directors, officers and employees of any of the foregoing for losses relating to the services contemplated under the Management Services Agreement.  In addition, the Issuer has agreed to continue to reimburse Aurora Management Partners for its out-of-pocket expenses relating to the services contemplated under the Management Services Agreement.

The foregoing summary of the Management Services Agreement is qualified in its entirety by reference to the Management Services Agreement, a copy of which is included as an exhibit hereto and incorporated by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Securityholders Agreement, dated as of November 18, 2004 among K&F Industries Holdings, Inc. and certain of its Stockholders, Optionholders and Warrantholders, incorporated herein by reference to Exhibit 10.21 to the Issuer’s Registration Statement on Form S-4 (File No. 333-124870), filed with the Commission on May 12, 2005.

Exhibit 2

Amendment No. 1, dated as of December 27, 2004, to Securityholders Agreement among K&F Industries Holdings, Inc. and certain of its Stockholders, Optionholders and Warrantholders, incorporated herein by reference to Exhibit 10.22 to the Issuer’s Registration Statement on Form S-4 (File No. 333-124870), filed with the Commission on May 12, 2005.

Exhibit 3

Amendment No. 2, dated as of April 27, 2005, to Securityholders Agreement among K&F Industries Holdings, Inc. and certain of its Stockholders, Optionholders and Warrantholders, incorporated herein by reference to Exhibit 10.25 to the Issuer’s Registration Statement on Form S-1 (File No. 333-125117), filed with the Commission on May 20, 2005.

Exhibit 4

Amended and Restated Management Services Agreement, dated as of August 12, 2005, by and among K&F Industries Holdings, Inc., K&F Industries, Inc., and Aurora Capital Partners L.P., incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report Form 8-K filed with the Commission on August 12, 2005.
Exhibit 5

Joint Filing Agreement by and among AEPII, AOEPII, AEPIII, AOEPIII, ACPII, AOCPII, ACPIII, AOCPIII, AAII, AOAII, AAIII, AOAIII, KFE, Crowell, Parsky and Mapes, dated August 18, 2005, incorporated herein by reference to Exhibit 5 to the Issuer’s Schedule 13D filed with the Commission on August 18, 2005.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS II L.P.

By:	Aurora Capital Partners II L.P.,
its general partner

By:	Aurora Advisors II LLC,
its general partner

By:	/s/ Richard K. Roeder	September 21, 2005
Richard K. Roeder, Vice President and Secretary

AURORA OVERSEAS EQUITY PARTNERS II, L.P.

By:	Aurora Overseas Capital Partners II L.P.,
its general partner

By:	Aurora Overseas Advisors II, LDC,
its general partner

By:	/s/ Richard K. Roeder	September 21, 2005
Richard K. Roeder, Vice President and Secretary

AURORA EQUITY PARTNERS III L.P.

By:	Aurora Capital Partners III L.P.,
its general partner

By:	Aurora Advisors III LLC,
its general partner

By:	/s/ Richard K. Roeder	September 21, 2005
Richard K. Roeder, Secretary

AURORA OVERSEAS EQUITY PARTNERS III, L.P.

By:	Aurora Overseas Capital Partners III L.P.,
its general partner

By:	Aurora Overseas Advisors III, LDC,
its general partner

By:	/s/ Richard K. Roeder	September 21, 2005
Richard K. Roeder, Secretary

AURORA CAPITAL PARTNERS II L.P.

By:	Aurora Advisors II LLC,
its general partner

By:	/s/ Richard K. Roeder	September 21, 2005
Richard K. Roeder, Vice President and Secretary

AURORA OVERSEAS CAPITAL PARTNERS II L.P.

By:	Aurora Overseas Advisors II, LDC
its general partner

By:	/s/ Richard K. Roeder	September 21, 2005
Richard K. Roeder, Vice President and Secretary

AURORA CAPITAL PARTNERS III L.P.

By:	Aurora Advisors III LLC,
its general partner
September 21, 2005
By:	/s/ Richard K. Roeder
Richard K. Roeder, Secretary

AURORA OVERSEAS CAPITAL PARTNERS III L.P.

By:	Aurora Overseas Advisors III, LDC
its general partner

By:	/s/ Richard K. Roeder	September 21, 2005
Richard K. Roeder, Secretary

AURORA ADVISORS II LLC

By:	/s/ Richard K. Roeder	September 21, 2005
Richard K. Roeder, Vice President and Secretary

AURORA OVERSEAS ADVISORS II, LDC

By:	/s/ Richard K. Roeder	September 21, 2005
Richard K. Roeder, Vice President and Secretary

AURORA ADVISORS III LLC

By:	/s/ Richard K. Roeder	September 21, 2005
Richard K. Roeder, Secretary

AURORA OVERSEAS ADVISORS III, LDC

By:	/s/ Richard K. Roeder	September 21, 2005
Richard K. Roeder, Secretary

K&F EQUITY PARTNERS, L.P.

By:	Aurora Advisors III LLC,
its general partner

By:	/s/ Richard K. Roeder	September 21, 2005
Richard K. Roeder, Secretary

	/s/ Richard R. Crowell	September 21, 2005
RICHARD R. CROWELL

	/s/ Gerald L. Parsky	September 21, 2005
GERALD L. PARSKY

	/s/ John T. Mapes	September 21, 2005
JOHN T. MAPES

SCHEDULE A

AURORA ADVISORS INC. EXECUTIVE OFFICERS AND DIRECTORS

The business address of each of the persons listed below is Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

OFFICERS	POSITION(S)

Gerald L. Parsky	Chairman of the Board

Richard R. Crowell	Vice President and Secretary and Director

Richard K. Roeder	Vice President and Assistant Secretary and Director

Frederick J. Elsea, III	Chief Financial Officer